Exhibits 5.1 and 23.2

May 28, 2025

Emera Incorporated

5151 Terminal Road

Halifax, Nova Scotia, Canada, B3J 1A1

Dear Sirs/Mesdames:

Re: Emera Incorporated (the “Company”)

I, Brian C. Curry, the Corporate Secretary of Emera Incorporated (the “Company”), have acted in such capacity in connection with the filing on the date hereof of a Registration Statement on Form S-8 (the “Form S-8”) with respect to common shares of the Company (the “Common Shares”) issuable pursuant to the Emera Incorporated Employee Common Share Purchase Plan (the “ECSPP”) most recently amended and restated effective April 23, 2025.

As Corporate Secretary to the Company, I have examined originals or copies, certified or otherwise to my satisfaction, of the following:

1.	the amended memorandum of association and amended articles of association of the Company;

2.	the ECSPP; and

3.	the resolution of the Board of Directors of the Company dated April 23, 2025 authorizing and ratifying the ECSPP and the issuance of the Common Shares thereunder.

I have examined originals or copies, certified or otherwise identified to my satisfaction, of such documents, records of corporate proceedings, certificates and acknowledgements of governmental officials and others and such other material as I have considered necessary or appropriate for the purpose of the opinion hereinafter expressed.

For purposes of the opinion hereinafter expressed, I have assumed:

i.

the genuineness of all signatures (whether on originals or copies of documents), the legal capacity of all individuals, the authenticity of all documents submitted to me as originals, and the conformity to authentic originals of all documents submitted to me as certified, conformed, photostatic or facsimile copies thereof; and

ii.

all Common Shares issued under the ECSPP will be issued for consideration in property or past services that is not less in value than the fair equivalent of the money that the Company would have received if the Common Shares had been issued for money.

I am qualified to practice law in the Province of Nova Scotia. The opinion expressed below is limited to the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein (the “Applicable Laws”), as such laws exist and are construed as of the date hereof. In addition, the opinion expressed below does not extend to the effect or applicability of any Canadian federal, provincial, territorial and local laws, rules or regulations relating to the regulation of the generation, transportation, distribution or delivery of electricity, natural gas, oil or other specially regulated commodities or services, including pipelines, transmission lines, storage facilities and related facilities and equipment, or the import or export of such commodities or services.

The opinion expressed below is given as of the date hereof and I do not in any event undertake to advise you of any facts or circumstances occurring or coming to my attention subsequent to the date hereof.

Based upon the foregoing, and subject to the qualifications expressed herein, I am of the opinion that the Common Shares issuable pursuant to the ESCPP will be validly issued as fully paid and non-assessable shares in the capital of the Company.

I hereby consent to the filing of this opinion as an exhibit to the Form S-8. In giving this consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Yours very truly,

/s/ Brian C. Curry

Brian C. Curry

Corporate Secretary